April 29, 2025

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

       Re: Atlanticus Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-K for Fiscal Year Ended December 31, 2024
           _
Dear William McCamey:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance